January 2, 2020

Paul R. Gudonis
President and Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

       Re: Myomo, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 23, 2019
           File No. 001-38109

Dear Mr. Gudonis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    James H. Xu - Goodwin Procter LLP